Exhibit 8.1

List of Principal Subsidiaries of WANG & LEE GROUP, Inc.

Subsidiaries	Place of Incorporation
WANG & LEE HOLDINGS, Inc.	British Virgin Islands
WANG & LEE CONTRACTING LIMITED	Hong Kong